UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of November 2002

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934



       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company




LETTER TO: RNS


Notification of change in interest in shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 87,930,607 shares, now represents 10.97% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedules below.


LETTER FROM: PEARSON PLC



As of 1 November 2002

                                                       Number of    Percent of
                                                          Shares   Outstanding



The Capital Group Companies, Inc. ("CG") holdings     87,930,607        10.98%

Holdings by CG Management companies and Funds:


* Capital Guardian Trust Company                   56,111,863.00         7.01%

* Capital International Limited                    11,767,424.00         1.47%

* Capital International S.A.                        4,088,867.00         0.51%

* Capital International, Inc.                       8,345,191.00         1.04%

* Capital Research and Management Company           7,617,272.00         0.95%





                                  Schedule A



                     Schedule of holdings in Pearson plc
                            As of 1 November 2002

                       Capital Guardian Trust Company



Registered Name                                                   Local Shares



State Street Nominees Limited                                        8,107,207

Bank of New York Nominees                                            1,462,633

Chase Nominees Limited                                              22,684,896

BT Globenet Nominees Ltd.                                              624,335

Midland Bank plc                                                    11,047,300

Deutsche Bank Mannheim                                                   2,300

Bankers Trust                                                        2,459,900

Barclays Bank                                                        1,187,000

Citibank London                                                        933,986

Nortrust Nominees                                                    6,438,992

Royal Bank of Scotland                                                  23,700

MSS Nominees Limited                                                   109,000

State Street Bank & Trust Co.                                           58,100

RBSTB Nominees Ltd.                                                      3,100

Citibank NA                                                             40,400

Deutsche Bank AG                                                         5,100

HSBC Bank plc                                                           17,100

ROY Nominees Limited                                                   104,800

Mellon Nominees (UK) Limited                                           802,004

                                                         TOTAL      56,111,853






                                   Schedule B




                          Capital International Limited

Registered Name                                                   Local Shares



State Street Nominees Limited                                          334,662

Bank of New York Nominees                                            3,157,922

Northern Trust                                                         136,400

Chase Nominees Limited                                               2,478,091

Midland Bank plc                                                        82,100

Bankers Trust                                                        1,484,858

Barclays Bank                                                           87,100

Citibank London                                                          8,000

Morgan Guaranty                                                        242,559

Nortrust Nominees                                                    1,815,855

Royal Bank of Scotland                                                   8,100

MSS Nominees Limited                                                    45,600

State Street Bank & Trust Co.                                          236,500

Lloyds Bank                                                             31,500

Citibank NA                                                             23,500

Deutsche Bank AG                                                       632,836

HSBC Bank plc                                                          595,800

Mellon Bank N.A.                                                       103,116

KAS UK                                                                  27,525

Bank One London                                                        161,300

Clydesdale Bank plc                                                     74,100

                                                         TOTAL      11,767,424




                                   Schedule B




                          Capital International S.A.

Registered Name                                                   Local Shares



State Street Nominees Limited                                           10,636

Bank of New York Nominees                                               91,727

Chase Nominees Limited                                               1,267,699

Credit Suisse London Branch                                             20,000

Midland Bank plc                                                       446,400

Barclays Bank                                                          345,818

Citibank London                                                         27,000

Brown Bros.                                                             50,400

Nortrust Nominees                                                       11,300

Morgan Stanley                                                          12,900

Royal Bank of Scotland                                                 886,518

MSS Nominees Limited                                                    17,800

J.P. Morgan                                                            297,800

State Street Bank & Trust Co.                                           27,000

National Westminster Bank                                               76,600

Lloyds Bank                                                             82,800

Vidacos Nominees Ltd.                                                   44,090

RBSTB Nominees Ltd.                                                     15,027

Citibank NA                                                             12,000

Deutsche Bank AG                                                       172,352

HSBC Bank plc                                                          173,000

                                                         TOTAL       4,088,867





                                   Schedule B




                          Capital International S.A.

Registered Name                                                   Local Shares



State Street Nominees Limited                                        2,743,683

Bank of New York Nominees                                              839,890

Chase Nominees Limited                                               2,510,340

Midland Bank plc                                                       147,600

Deutsche Bank Mannheim                                                  11,600

Bankers Trust                                                            8,800

Citibank London                                                         29,000

Nortrust Nominees                                                      713,498

Royal Bank of Scotland                                                 135,200

State Street Bank & Trust Co.                                          794,996

Citibank                                                                33,700

RBSTB Nominees Ltd.                                                     23,900

Citibank NA                                                            217,957

Deutsche Bank AG                                                        93,000

Chase Manhattan Nominee Ltd.                                            15,227

HSBC Bank plc                                                           26,800

                                                         TOTAL       8,345,191





                                   Schedule B




                     Capital Research and Management Company

Registered Name                                                   Local Shares



State Street Nominees Limited                                          500,000

Chase Nominees Limited                                               7,117,272

                                                         TOTAL       7,617,272






                                   Schedule B




                                                                  10%+ Interest



                                                                                                                 % of
                                                                                                               Issued
Date of                                                               Shares     Shares              Total      Share
Notification     Beneficial Holder    Registered Holder             Acquired   Disposed  Holding   Holding    Capital

                 The Capital Group    Holding company names (see
05 Nov 2002      Companies Inc        file for actual registered
                                      holders)

                                      Capital Guardian Trust      56,111,853
                                      Capital International
                                       Limited                    11,767,424
                                      Capital International
                                       S.A.                        4,088,867
                                      Capital International
                                       Inc                         8,345,191
                                      Capital Research and
                                       Management Company          7,617,272                    87,930,607     10.97%





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 6 November 2002

                             By:   /s/ RONA FAIRHEAD
                            -----------------------
                                   Rona Fairhead
                                   Finance Director
                                   Schedule A